82-4420

EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE

04036129

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 31, 2004

SUPPL

Re: The information required by Rule 12g3-2(b) from Evergreen Marine Corporation (Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from October 1, 2003 to June 30, 2004 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

dw 8/10

Grace Shu-Hui Hsieh

Stock Department

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from October 1, 2003 to June 30, 2004

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from October of 2003 to June of 2004 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: December 10, 2003

To announce of subscribing 1,000,000 new shares of "Peony Investment S.A." in the amount of USD100,000,000.

2.Date: December 19, 2003

To announce the updated of 2003 financial forecast of the Company for the year 2003.

3.Date: February 4, 2004

To announce the acquisition of new-built containers from Evergreen Heavy Industrial Corp. (Malaysia) Berhad in total amount of USD16,684,000.

4.Date: March 23, 2004

To announce of convening the 2004 Annual General Meeting of Shareholders at 9:00a.m. on June 24, 2004 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

5. Date: April 21, 2004

To announce of appointing Mr. Teng, Syh-Tang to replace Mr. Lai, Chung-Hsi as Certified Public Accountant from April 21, 2004.

6.Date: April 28, 2004

To announce the financial forecast of the Company for the year 2004.

7.Date: June 24, 2004

To announce the change of the chairman of the board move than one third of the directors and supervisors.

After election of directors and supervisors held at 2004 Annual General Meeting of Shareholders, 5 directors and 2 supervisors were elected. And the following are their names:

Chairman & Director	Chang, Kuo-cheng
Director	Chang, Yang-fa

Director	Kuo, Shiuan-yu (Representative of Evergreen Airline Services Corporation.)
Director	Lin, Sun-san (Representative of Evergreen International S.A.)
Director	Wang, Long-shung
Supervisor	Ko, Lee-ching (Representative of Evergreen International S.A.)
Supervisor	Lee, Shu-feng (Representative of Evergreen International S.A.)

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for October 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: November 10, 2003
Net operating revenue: NTD 2,998,199,000
Amount of Endorsements/Guarantees: NTD 44,591,856,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for November 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 10, 2003
Net operating revenue: NTD 3,280,384,000
Amount of Endorsements/Guarantees: NTD 43,858,571,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for December 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 9, 2004
Net operating revenue: NTD 3,242,530,000
Amount of Endorsements/Guarantees: NTD 42,805,876,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for January 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: February 10, 2004
Net operating revenue: NTD 3,333,195,000
Amount of Endorsements/Guarantees: NTD 42,235,201,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for February 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: March 10, 2004
Net operating revenue: NTD 2,785,726,000
Amount of Endorsements/Guarantees: NTD 40,455,132,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for March 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 9, 2004
Net operating revenue: NTD 3,134,987,000
Amount of Endorsements/Guarantees: NTD 40,701,195,000
Balance of Third-Party Loan: NTD 0

7.Statements of operation for April 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 10, 2004
Net operating revenue: NTD 3,298,644,000
Amount of Endorsements/Guarantees: NTD 40,140,739,000
Balance of Third-Party Loan: NTD 0

8.Statements of operation for May 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: June 10, 2004
Net operating revenue: NTD 3,501,769,000
Amount of Endorsements/Guarantees: NTD 39,874,088,000
Balance of Third-Party Loan: NTD 0

9.Statements of operation for June 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: July 9, 2004
Net operating revenue: NTD 3,527,597,000
Amount of Endorsements/Guarantees: NTD 39,228,240,000
Balance of Third-Party Loan: NTD 0